October 4, 2024

Jaymes Winters
Chief Executive Officer
Solidion Technology, Inc.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

       Re: Solidion Technology, Inc.
           Registration Statement on Form S-1
           Filed October 2, 2024
           File No. 333-282470
Dear Jaymes Winters:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Alex Weniger-Araujo, Esq.